FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Section 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the date of September 15, 2006

000-51643

(Commission File Number)

PIXELPLUS CO., LTD.

(Translation of registrant’s name into English)

5th Floor, Intellige I, KINS Tower

25-1 Jeongja-dong, Bundang-gu, Seongnam-si

Gyeonggi-do 463-811, The Republic of Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by regulation S-T Rule 101(b)(1);  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by regulation S-T Rule 101(b)(7);  ☐

Indicate by check mark whether by furnishing the information contained on this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐        No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

EXHIBIT INDEX

Exhibit Number	Description
99.1	Press release dated September 14, 2006 regarding Pixelplus’ engagement in 2006 Biometrics Technology Exposition

Exhibit 99.1

Pixelplus Announces Engagement in 2006 Biometrics Technology Exposition

Press Release

SEOUL, South Korea, September 14, 2006 — Pixelplus Co., Ltd. (NASDAQ: PXPL), a leading fabless semiconductor company in Korea that designs, develops and markets CMOS image sensors for various consumer electronics applications, today announced that it will participate in the 2006 Biometrics Technology Exposition (“Expo”) in Baltimore, Maryland, from September 19, 2006 to September 21, 2006 and demonstrate at the Expo its Pixelplus Vision Technology Platform based on “PM 1001”, the Company’s new image recognition ‘System-On-A-Chip’ (“SoC”).

The Company will showcase its new technologies and product offerings at the Expo with over 1,000 participants, including internationally recognized experts in biometric technologies, government and industry executives, information technology users and developers, IT CEOs, CTOs, product managers, law enforcement officials, system integrators, and personal authentication and information security specialists, as well as leading experts and researchers in government, industry and academia involved in utilizing biometric based solutions.

“We consider the image recognition SoC chip to be one of the Company’s most innovative new products and are very excited about introducing it at the 2006 Biometrics Technology Expo,” said Dr. Sang-Soo Lee, Chief Technology Officer at Pixelplus. “Pixelplus’ participation in the Expo reinforces our continuing commitment to establish and fortify our relationships with industry partners and customers in the biometrics market. The Company’s image recognition SoC chip, combined with our image signal processing technology and our camera module technology, will enable us to become the total solutions provider for image recognition applications.”

While Pixelplus seeks to apply the SoC technology to a broad spectrum of image recognition applications, the Company is also currently pursuing separate joint development projects with several firms which specialize in the analysis and advancement of image recognition technologies. From that process, the Company aggressively seeks to make further technological progress in respect of mobile device, automotive, security and biometric applications, which include iris, facial and finger print recognition applications, as well as human artery, vein, and blood vessel recognition applications.

Participants and visitors at the Biometrics Technology Exposition can meet with members of Pixelplus at booth 121 to obtain additional information on the Company and our products.

About Pixelplus Co., Ltd.

Pixelplus is a South Korea-based developer of high-performance, high-resolution and cost-effective CMOS image sensors for use primarily in mobile camera phones. In addition to mobile phones, Pixelplus provides CMOS image sensors and SoC solutions for use in personal computer cameras and surveillance system applications.

As a fabless semiconductor company, Pixelplus is focused on creating proprietary design technologies to develop image sensors with sharp, colorful and enhanced image quality, size efficiency and low power consumption.

Forward Looking Statement

This press release contains certain statements, including statements regarding the performance, achievements and capabilities of and demand for the PM1001 and Pixelplus Vision Technology Platform, that are not historical in nature but are “forward-looking statements” within the meaning of the “safe-harbor” provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements generally can be identified by the use of forward-looking terminology, such as “may,” “will,” “expect,” “intend,” “estimate,” “anticipate,” “believe,” “project,” or “continue” or the negative of such words or other similar words. Pixelplus cautions readers that forward-looking statements are based on the Company’s current expectations, estimates and assumptions about our company and our industry, and are subject to a number of risks and uncertainties. These risks and uncertainties, which could cause the forward-looking statements and Pixelplus’ results to differ materially, include, without limitation: potential errors, design flaws or any other problems with the PM1001 and Pixelplus Vision Technology Platform; risks associated with building customer acceptance of and demand for the PM1001 and Pixelplus Vision Technology Platform; the development of the market for CMOS image sensors in the camera phone market, as well as in markets for other mobile applications incorporating image sensors; the rapid changes in technical requirements for camera phone products; competitive risks; as well as any other risks detailed from time to time in Pixelplus’ filings and reports to the U. S. Securities and Exchange Commission. Pixelplus expressly disclaims any obligation to update information contained in any forward-looking statement whether as a result of new information, future events or otherwise.

Contact:

Stephen Cho

Pixelplus Co., Ltd.

5th Floor, Intellige I, KINS Tower

25-1 Jeongja-dong, Bundang-gu, Seongnam-si

Gyeonggi-do 463-811, Republic of Korea

+82-31-600-5310

OR

Taylor Rafferty:

London - Jennifer Cornell at +44 (0)20 7614 2900

New York - Rebecca Lohse at +1 212 889 4350

Seoul - Min Kim at +82 (0)2 2000 5753

Tokyo - Yuhau Lin at +81 (0)3 5733 2620

Email pixelplus@taylor-rafferty.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Pixelplus Co., Ltd.

By:	/s/ Moon Sung Kim
Name:	Moon Sung Kim
Title:	Chief Financial Officer

September 15, 2006